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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            dated February 16, 2001

                          LOGITECH INTERNATIONAL S.A.

                          Canton of Vaud, Switzerland

                (Jurisdiction of incorporation or organization)

                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                (510) 795-8500

         (Address and telephone number of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F    X         Form 40-F          .
               ---------              ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes                    No       X     .
         ------------          ------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

           N.A.
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                          Logitech International S.A.
                                   Form 6-K

                 AGREEMENT AND PLAN OF MERGER WITH LABTEC INC.

     On February 7, 2001, Labtec Inc., a Massachusetts corporation ("Labtec"), and Logitech International S.A., a Swiss corporation ("Logitech"), announced that they had entered into an Agreement and Plan of Merger (the "Merger Agreement") among Labtec, Logitech, Logitech Inc., a California corporation and a wholly-owned subsidiary of Logitech ("Logitech Subsidiary"), and Thunder Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Logitech Subsidiary. A copy of the press release dated February 7, 2001 announcing the Offer, the Merger and the Merger Agreement is attached to this current report on Form 6-K as Exhibit 99.1 and is incorporated by reference
                              ------------
herein.

     The Merger Agreement provides that Merger Sub will commence an exchange offer (the "Offer") for all of the outstanding shares (the "Shares") of Labtec's common stock, par value $.01 per share ("Labtec Common Stock"), at a purchase price of (1) $11.00 per Share, net to the seller in cash, and (2) a fraction of an American depositary share of Logitech (each, a "Logitech ADS") equal to $7.00 divided by the average closing bid price of a Logitech ADS as reported by Bloomberg Financial Markets (or such other source as Labtec and Logitech shall agree) on the 20 consecutive trading days ending on the trading day that is three business days prior to the day on which the Offer actually expires, but will not be less than 0.2234 of a Logitech ADS (if such average closing bid price exceeds $31.34) or more than 0.2730 of a Logitech ADS (if such average closing bid price is less than $25.64), upon the terms and subject to the conditions set forth in the Merger Agreement.

     The Merger Agreement also provides that, as soon as practicable after the satisfaction or waiver of certain conditions, including regulatory approvals and the acceptance by Merger Sub for payment of all Shares validly tendered and not withdrawn pursuant to the Offer, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), Merger Sub will be merged with and into Labtec (the "Merger"), with Labtec surviving as a wholly-owned subsidiary of Logitech Subsidiary. At the effective time of the Merger, each Share outstanding (other than Shares owned by Logitech, Logitech Subsidiary, Merger Sub or any other subsidiary of Logitech) will be converted into the right to receive the same amount of cash and fraction of a Logitech ADS that is being offered in the Offer.

     The acquisition of Labtec by Logitech Subsidiary will be accounted for as a purchase.

     A copy of the Merger Agreement is attached to this current report on Form 6-K as Exhibit 2.1 and is incorporated by reference herein.
       -----------

     Pursuant to the Merger Agreement, Logitech Subsidiary and each of Sun Multimedia Partners, L.P., a Delaware limited partnership, and Sun Venture Capital Partners I, L.P., a Delaware limited partnership (collectively, the "Principal Stockholders"), entered into stockholder agreements providing that the Principal Stockholders would, among other things, (1) tender their Shares in the
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Offer and (2) vote their Shares to approve the Merger Agreement and the Merger and against other business combination transactions involving Labtec and to grant to Logitech an irrevocable proxy in connection therewith. The Principal Stockholders beneficially owned 50.6% of the shares of Labtec Common Stock outstanding as of February 7, 2001. A copy of the form of stockholder agreement entered into by both of the Principal Stockholders is attached to the Merger Agreement as Exhibit A and is incorporated by reference herein.
             ---------

     This Form 6-K contains forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ``Safe Harbor Provisions''), including, without limitation, statements relating to completion of the transaction and the timing of the commencement of the Offer. These forward-looking statements involve risks and uncertainties that could cause events and results of Logitech and/or Labtec to differ materially from those stated in the forward-looking statements. These include the risks that the Offer cannot be commenced or completed timely or successfully as well as the risks and uncertainties that are detailed in Logitech's Annual Report on Form 20-F for the year ended March 31, 2000, and its Quarterly Report on Form 6-K for the quarter ended September 30, 2000, as filed with the Securities and Exchange Commission.


                                      -2-
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                                 EXHIBIT INDEX
                                 -------------

     Exhibit 2.1 Agreement and Plan of Merger among Labtec Inc., Logitech International S.A., Logitech Inc. and Thunder Acquisition Corp.

     Exhibit 99.1 Press release, dated February 7, 2001 announcing the Agreement and Plan of Merger among Labtec Inc., Logitech International S.A., Logitech Inc. and Thunder Acquisition Corp.
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LOGITECH INTERNATIONAL S.A.

                              By: /s/ Guerrino De Luca
                                  ----------------------------------------------
                                  Guerrino De Luca
                                  President and Chief Executive Officer

                              By: /s/ Kristen Onken
                                  ----------------------------------------------
                                  Kristen M. Onken
                                  Chief Finance Officer,
                                  Chief Accounting Officer,
                                  and U.S. Representative

Date: February 16, 2001